Exhibit 99.1

Stockholm, Sweden	August 25, 2020

Calliditas appoints Group General Counsel

Calliditas Therapeutics AB (publ) (“Calliditas”) today announced the appointment of Jonathan Schur as Group General Counsel, effective October 1, 2020.

Jonathan Schur has over 30 years of experience as a lawyer and is a member of the New York and Paris Bars. His practice focuses on work for pharmaceutical companies at all stages of development, from biotech companies advancing breakthrough technologies, to specialty and large pharmaceutical companies building commercial franchises. Having practiced in Paris for most of his career, Jonathan bridges the gap between the US and European legal and regulatory traditions. He advises companies on collaborations, product acquisitions, product distribution, the legal and regulatory aspects of product and pricing authorizations, clinical trials, agreements with hospitals and physicians, marketing practices and privacy compliance.

Prior to joining Calliditas, Mr. Schur was a Partner in the Life Sciences team at Goodwin Procter LLP, and before that a partner and co-managing partner of the Paris Office of Dechert LLP. He is a graduate of Harvard College and Harvard Law School.

“As Calliditas grows its overall footprint and advances its lead product candidate Nefecon towards registration and, if approved, commercialization, the importance of an experienced in-house legal resource becomes increasingly critical. We are excited that Jonathan has agreed to join us and help prepare Calliditas for its next stage of development,” said Renée Aguiar-Lucander, Chief Executive Officer.

“The Calliditas management team has demonstrated its ability to identify products and technologies with significant potential and develop and implement approaches that can maximize their chances of success. I am looking forward to helping Calliditas execute its ambitious and exciting strategy,” said Jonathan Schur.

For further information, please contact:

Renée Aguiar-Lucander, CEO, Calliditas

Email: renee.lucander@calliditas.com

Mikael Widell, Communications and IR

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on August 25, 2020 at 08:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.